Exhibit 12.1

Meritage Homes Corporation

Calculation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	Year Ended December 31,
	2011		2010		2009	2008	2007

(Loss)/Income from continuing operations before income taxes and minority interest	(20,376)		2,484		(154,799)	(275,966)	$(456,482)
Loss/(Income) from equity method investees	(5,849)		(5,243)		(4,013)	17,038	40,229

	(26,225)		(2,759)		(158,812)	(258,928)	(416,253)

Add/(deduct):
+ Fixed Charges	45,441		45,936		50,123	53,526	67,109
+ Amortization of Capitalized Interest	9,863		12,228		25,951	37,233	47,051
+ Distributed income of equity method investees	6,497		7,263		8,286	10,049	15,929
- Interest capitalized	(12,994)		(9,720)		(10,359)	(25,606)	(55,431)

Earnings available for fixed charges	$22,582		$52,948		$(84,811)	$(183,726)	$(341,595)

Fixed Charges:
Interest and other financial charges expensed and capitalized	43,393		43,442		46,890	49,259	$62,176
Interest factor attributed to rentals (a)	2,048		2,494		3,233	4,267	4,933

Fixed Charges	$45,441		$45,936		$50,123	$53,526	$67,109

Ratio of earnings to fixed charges (b)	0.5	x(c)	1.2	x	(c)	(c)	(c)

(a)	The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by the Company to be representative of the interest factor inherent in rent.
(b)	There was no outstanding preferred stock during the periods presented; therefore, the ratio of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends were the same.
(c)	Earnings were not adequate to cover fixed charges by $22.9 million, $134.9 million, $237.3 million and $408.7 million for the years ended December 31, 2011, 2009, 2008 and 2007, respectively.